UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

29 September 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate, London, EC2M 4AA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

Board Committee Chair Succession

NatWest Group plc ('NWG') announces that Roisin Donnelly will succeed Lena Wilson as Chair of the Group Performance and Remuneration Committee with effect from 1 October 2026.

Rick Haythornthwaite, Chair of NWG, said:

"I would like to thank Lena for her strong leadership during her time as Chair of the Group Performance and Remuneration Committee.  I am delighted that Roisin will succeed Lena as Chair of the Committee. Roisin brings extensive Board and remuneration experience and is well placed to lead the Committee's work going forward."

There are no further matters requiring disclosure under Listing Rule 6.4.6R.

For further information contact:

NatWest Group Investor Relations:

Claire Kane

Director of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	29 September 2026	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary